                                  PRESS RELEASE
                                EFC BANCORP, INC.
                             ANNOUNCES OFFER TO BUY
                  UP TO 1,779,233 SHARES OF ITS COMMON STOCK

CONTACT:          BARRETT J. O'CONNOR
                  PRESIDENT AND CHIEF EXECUTIVE OFFICER
                  EFC BANCORP, INC.
                  (847) 741-3900


      Elgin, Illinois, April 22, 1999-- EFC Bancorp, Inc., (AMEX: EFC) the holding company for Elgin Financial Savings Bank, Elgin, Illinois, has announced that its Board of Directors has authorized the repurchase of up to 1,779,233 shares of its common stock, which represents approximately 25 percent of its outstanding shares as of April 16, 1999.

      The repurchase will be made through a "Modified Dutch Auction Tender." Under this procedure, EFC Bancorp, Inc. shareholders will be given the opportunity to sell part or all of their shares to the Corporation at a price of not less than $10.00 per share and not more than $12.00 per share. The offer to purchase shares will commence on April 22, 1999 and will expire at 5:00 p.m. Central Time, June 1, 1999, unless extended by EFC Bancorp, Inc.

      Under the procedures for a Modified Dutch Auction Tender, shareholders may offer to sell all or a portion of the shares they own within a price range of not less than the minimum price of $10.00 and not in excess of the maximum price of $12.00 specified in the tender. Upon the expiration of the offer, EFC Bancorp, Inc. will select the purchase price that will allow it to buy 1,779,233 shares. All shares purchased in the offer will receive the same price. If the number of shares tendered is equal to or less than 1,779,233 shares, the purchase price will be the highest price specified by tendering shareholders. If the number of shares tendered is greater than the number sought, the Corporation will select the lowest price that will allow it to buy the number of shares it seeks. EFC Bancorp has retained Keefe, Bruyette & Woods, Inc. as dealer manager/information agent and financial advisor for this transaction.

      Barrett J. O'Connor, President and Chief Executive Officer of EFC Bancorp, Inc., stated, "EFC Bancorp, Inc. is announcing this tender offer because the Board of Directors believes that the purchase of shares pursuant to the offer should have beneficial effects on shareholder value while maintaining a strong capital base to support the needs of our business and our customers. After studying a number of alternatives, we selected the Modified Dutch Auction Tender because it is a positive action that has the potential for improving shareholder returns in an expeditious manner. If the tender offer is successful, it is expected to improve our return on equity, as well as our earnings per share."

      At December 31, 1998, EFC Bancorp, Inc. had assets of $420.9 million and stockholders' equity of $88.8 million. Elgin Financial Savings Bank is headquartered in Elgin, Illinois, and operates through its executive/branch office in Elgin and through four other full service branches located in Elgin and West Dundee, Illinois. The Bank's deposits are insured by the Federal Deposit Insurance Corporation.

      This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of EFC Bancorp, Inc. common stock. The offer may be made solely by the Offer to Purchase, dated April 22, 1999 and the related Letter of Transmittal, which documents are being sent to all shareholders.